02045345

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2002

TOWER SEMICONDUCTOR LTD.

(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 10556
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No__x

CRGA

On June 2, 2002, the Registrant announced that a certain investor had made an additional investment of $3.7 million, as described in the press release attached as Exhibit 1.

On June 4, 2002, the Registrant announced the signing of a licensing agreement with Virage Logic Corp. A copy of the press release is attached hereto as Exhibit 2.

On June 20, 2002, the Registrant announced the signing of a joint development agreement with a Japanese semiconductor manufacturer. A copy of the press release is attached hereto as Exhibit 3.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 3, 2002

By: ______________________
Name: Sheldon Krause
Title: Assistant Secretary

EXHIBIT 1

TOWER SEMICONDUCTOR ISSUED SHARES TO QUICKLOGIC FOR PREVIOUSLY COMMITTED ADDITIONAL INVESTMENT

MIGDAL HAEMEK, Israel – June 02, 2002 – Tower Semiconductor (NASDAQ: TSEM, TASE: TOWER) today announced the issuance of 357,166 Tower ordinary shares to QuickLogic (NASDAQ: QUIK). The issuance was made in connection with the receipt of an approximately $3.7 million additional installment from QuickLogic, a part of the aggregate $25 million investment commitment to Fab 2 by QuickLogic. Of this payment approximately $1.5 million was established as additional credits to be applied primarily against future wafer purchases by QuickLogic from Fab 2 production.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is an independent wafer manufacturer strategically focused on advanced flash memory and CMOS image-sensor technologies. Tower provides manufacturing and turnkey services for integrated circuits (ICs) on silicon wafers in geometries from 1.0 to 0.35 microns, using its leading-edge technological capabilities and the proprietary designs of its customers. Tower is now prototyping 0.18-micron products in its new fabrication facility, Fab 2. When complete, Fab 2 will offer 0.18-micron and below process technology, produce up to 33,000 200mm wafers per month and employ approximately 1,100 people. Fab 2 features advanced CMOS technology licensed from Toshiba Corporation (NIKKEI: TSE), as well as foundry-standard technology, which is applicable to digital, mixed signal, CMOS image-sensor and flash memory processes. Tower maintains a Web site at www.towersemi.com.

Safe Harbor Statement

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining additional financing for the Fab 2 project from equity and/or wafer partners and/or other sources, (ii) a failure by Tower to raise funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (iii) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (iv) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (v) completing the construction of a new wafer manufacturing facility, (vi) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (vii) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (viii) obtaining additional business from new and existing customers, (ix) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (x) ramp-up of production at Fab 2.

A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included at ``Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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PR Agency Contact	Investor Relations Contact	Corporate Contact
Julie Lass	***Sheldon Lutch***	***Tamar Cohen***
Loomis Group	***Fusion IR & Communications***	***Tower Semiconductor Ltd.***
512-457-9400	212-268-1816	+972-4650-6998
lassj@loomisgroup.com	***sheldon@fusionir.com***	***pr@towersemi.com***

EXHIBIT 2

TOWER SEMICONDUCTOR AND VIRAGE LOGIC ANNOUNCE LICENSE AGREEMENT OF NOVeA™ FAMILY OF EMBEDDED NON-VOLATILE MEMORIES

Virage Logic's NOVeA™ Available to Tower Customers Later this Year

MIGDAL HAEMEK, ISRAEL AND FREMONT, Calif. — June 4, 2002 — Tower Semiconductor (NASDAQ: TSEM, TASE: TOWER), an independent wafer foundry strategically focused on advanced flash memory and CMOS image-sensor technologies, and Virage Logic Corp. (NASDAQ: VIRL), the global leader in embedded memory technology, today announced a multiyear licensing agreement. The agreement enables Virage Logic to develop and license to Tower, and it's customers, the NOVeA™ family of non-volatile embedded memories on Tower's 0.18-micron technology. Tower expects the embedded memories to be available by the fourth quarter of 2002. The agreement also grants Tower the right to license Virage Logic's 0.13-micron process technology for NOVeA in the future.

"Through this agreement, we have significantly enhanced our process portfolio and increased our customers' options for cost-effective, non-volatile embedded memory solutions," said Ishai Nachumovsky, senior director of Foundry Technologies at Tower. "NOVeA will complement our high-density *micro*FLASH® memory offering for SoC applications by providing a low-density alternative that requires fewer processing steps. This can substantially lower production costs and accelerate time-to-market for customers who need a small amount of programmable non-volatile memory."

NOVeA, which can be reprogrammed numerous times, is designed for integration into system-on-chip (SoC) applications. It is the first non-volatile, electrically alterable embedded memory solution that can be produced using standard logic processes. Most embedded non-volatile memory solutions require special process technology that adds steps and photomasks to fabrication, which increases costs and delivery time. Since NOVeA can be manufactured by using a standard logic process, additional process steps and masks are not necessary, thereby reducing costs and delivery time. By employing sub-micron geometries, NOVeA technology can help reduce overall system size, lower power consumption and increase performance.

"Making NOVeA widely available in a variety of sub-micron logic processes meets the needs of a broad market, enabling those customers who are developing Internet routing equipment, wireless communications and consumer applications to build better products faster and more economically," said Adam Kablanian, Virage Logic's president and chief executive officer, "We look forward to working with Tower to ensure that our mutual customers have access to a non-volatile embedded memory solution that enables high-volume production, quickly."

In addition to offering NOVeA embedded memory, Tower delivers its unique *micro*FLASH technology, which is the industry's smallest cell size and simplest manufacturing process for high-

density flash. Based on Saifun NROM™ technology, Tower's flash architecture stores two bits in each cell, effectively doubling memory density. The production of *micro*FLASH modules is compatible with standard CMOS processes, making the modules ideal for integration with functional logic and analog circuitry.

About Tower Semiconductor

Tower Semiconductor Ltd. is an independent wafer manufacturer strategically focused on advanced flash memory and CMOS image-sensor technologies. Tower provides manufacturing and turnkey services for integrated circuits (ICs) on silicon wafers in geometries from 1.0 to 0.35 microns, using its leading-edge technological capabilities and the proprietary designs of its customers. Tower is now prototyping 0.18-micron products in its new fabrication facility, Fab 2. When complete, Fab 2 will offer 0.18-micron and below process technology, produce up to 33,000 200mm wafers per month and employ approximately 1,100 people. Fab 2 features advanced CMOS technology licensed from Toshiba Corporation (NIKKEI: TSE), as well as foundry-standard technology, which is applicable to digital, mixed signal, CMOS image-sensor and flash memory processes. Tower maintains a Web site at www.towersemi.com.

About Virage Logic

Virage Logic (Nasdaq: VIRL) is a global technology and market leader in embedded memory IP. To meet customer design goals with the highest level of quality, Virage Logic embedded memories are production tested and optimized for area, power and speed. The company's customers include ASIC/custom SoC designers, fabless semiconductor companies targeting pure-play foundries, and semiconductor companies. Founded in January 1996, the company has over 200 employees and is located at 46501 Landing Pkwy., Fremont, Calif., 94538. Telephone: (877) 360-6690 (toll free) or (510) 360-8000. Fax: (510) 360-8099. For more information, please visit www.viragelogic.com.

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SAFE HARBOR FOR TOWER SEMICONDUCTOR LTD

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the successful completion of the development of the advanced technology to be utilized in Tower's existing facility and in Fab 2, (ii) market acceptance and competitiveness of the products to be manufactured by Tower using these technologies (iii) the successful ramp-up of production of the developed technology (iv) obtaining additional business from new and existing customers, (v) obtaining additional financing for the Fab 2 project from equity and/or wafer partners and/or other sources, (vi) a failure by Tower to raise funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to

reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (vii) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (viii) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (ix) completing the construction of a new wafer manufacturing facility, (x) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (xi) ramp-up of production at Fab 2. A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally is included at "Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F, and the Company's report on Form 6-K for the month of April 2002, as filed with the Securities and Exchange Commission.

SAFE HARBOR STATEMENT FOR VIRAGE LOGIC UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements made in this news release other than statements of historical fact are forward-looking statements, including, for example, statements relating to Virage Logic's business outlook, new products and new relationships. Forward-looking statements are subject to a number of known and unknown risks and uncertainties, which might cause actual results to differ materially from those expressed or implied by such

statements. These risks and uncertainties include Virage Logic's ability to maintain and develop new relationships with third-party foundries, adoption of technologies by semiconductor companies and increases in the demand for their products, the company's ability to overcome the challenges associated with establishing licensing relationships with semiconductor companies, the company's ability to obtain royalty revenues from customers in addition to license fees, business and economic conditions generally and in the semiconductor industry in particular, competition in the market for embedded memories and other risks including those described in the Company's Annual Report on Form 10-K for the period ended September 30, 2001, filed with the Securities and Exchange Commission (SEC) on December 19, 2001, and in Virage Logic's other periodic reports filed with the SEC, all of which are available from Virage Logic or from the SEC's website (www.sec.gov), and in press releases and other communications. Virage Logic disclaims any intention or duty to update any forward-looking statements made in this news release.

microFLASH® is a registered trademark of Tower Semiconductor Ltd. NROM is a trademark of Saifun Semiconductor Ltd. NOVeA is a trademark of Virage Logic Corp.

EXHIBIT 3

TOWER SEMICONDUCTOR PARTNERS WITH A JAPANESE SEMICONDUCTOR MANUFACTURER FOR THE DEVELOPMENT OF 0.18-MICRON EMBEDDED *micro*FLASH® TECHNOLOGY

MIGDAL HA'EMEK, Israel -- June 20, 2002--Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TOWER) announced today that it has signed an agreement with a Japanese semiconductor manufacturer for the joint development of most advanced 0.18-micron embedded microFLASH technology. The developed technology will be used by Tower in providing semiconductor foundry services at its Fab 2 facility and by Tower's development partner in its own semiconductor business to keep its embedded Flash leading position.

Dr. Yoav Nissan-Cohen, Tower Co-CEO stated, "The adoption of Tower's *micro*FLASH technology by a Japanese semiconductor company reconfirms the competitive advantages of our *micro*FLASH technology. In addition, the joint development efforts enable Tower to accelerate the development of its 0.18-micron embedded *micro*FLASH technology to be offered at our new Fab 2 facility, thereby enabling Tower to take full advantage of the expected upturn in the market."

Tower's unique *micro*FLASH technology offers the industry's smallest cell size for high-density flash. Based on Saifun NROM™ technology, Tower's flash architecture stores two bits in each cell, effectively doubling memory density. The production of *micro*FLASH modules is compatible with standard CMOS processes, making the modules ideal for integration with functional logic and analog circuitry.

*micro*FLASH® is a registered trademark of Tower Semiconductor Ltd. NROM is a trademark of Saifun Semiconductor Ltd.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is an independent wafer manufacturer strategically focused on advanced Flash memory and CMOS image-sensor technologies. Tower provides manufacturing and turnkey services for integrated circuits (ICs) on silicon wafers in geometries from 1.0 to 0.35 microns, using its leading-edge technological capabilities and the proprietary designs of its customers. Tower is now prototyping 0.18-micron products in its new fabrication facility, Fab 2. When complete, Fab 2 will offer 0.18-micron and below process technologies, produce up to 33,000 200mm wafers per month and employ approximately 1,100 people. Fab 2 features advanced CMOS technology licensed from Toshiba Corporation (NIKKEI: TSE), as well as foundry standard technology, which is applicable to digital, mixed signal, CMOS image-sensor and Flash memory processes. Tower maintains a Web site at www.towersemi.com.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the achievement of milestones included in the joint development agreement, (ii) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (iii) obtaining additional business from new and existing customers, (iv) obtaining additional financing for the Fab 2 project from equity and/or wafer partners and/or other sources, (v) a failure by Tower to raise funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the

loans and exercise its liens against Tower's assets, (vi) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (vii) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (viii) completing the construction of a new wafer manufacturing facility, (ix) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, , (x) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (xi) ramp-up of production at Fab 2.

A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included at ``Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F, and the Company's report on Form 6-K for the month of April 2002, as filed with the Securities and Exchange Commission.

###

PR Agency Contact	Investor Relations Contact	Corporate Contact
Julie Lass	*Sheldon Lutch*	*Tamar Cohen*
Loomis Group	***Fusion IR & Communications***	***Tower Semiconductor Ltd.***
512-457-9400	212-268-1816	+972-4650-6998
lassj@loomisgroup.com	***sheldon@fusionir.com***	***pr@towersemi.com***